adidas

GROUP

RECEIVED

2007 JUL 30 A 11:25

By Courier
Division of Corporation Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025577

SUPPL

18.07.2007

Salomon

PROCESSED

AUG 01 2007

THOMSON FINANCIAL

Amendment to Rule 12g3-2(b) Application of adidas AG (File No. 82-4278)

Ladies and Gentlemen:

We are submitting this letter to the Securities and Exchange Commission (the "Commission") to amend the application of adidas AG (File No. 82-4278), formerly known as adidas-Salomon AG (the "Company"), for exemption from registration pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder (the "Rule 12g3-2(b) Application").

The Company is a foreign private issuer that, upon application to the Commission and not after filing a Form 15F, has obtained an exemption from registration pursuant to the Exchange Act afforded by Rule 12g3-2(b) thereunder.
Pursuant to paragraph (f) of Rule 12g3-2 under the Exchange Act (which paragraph became effective on June 4, 2007), the Company hereby amends its Rule 12g3-2(b) Application to provide to the Commission the address of its Internet Web site on which it may from time to time publish information required by paragraph (b)(1)(iii) of Rule 12g3-2 (collectively, the "Home Country Disclosure Documents"). The address of its Internet Web site is:

http://www.adidas-group.com

The Company confirms that, if it publishes any Home Country Disclosure Documents on its Internet Web site, it will comply with the English translation requirements provided in paragraph (e) of Rule 12g3-2 under the Exchange Act.

dlw 7/31

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas-Group.com

adidas

GROUP

Thank you for your attention to this amendment to the Company's Rule 12g3-2(b) Application. If any member of the Commission's staff has any questions or comments concerning this amendment, please feel free to contact Gabriele Dirian, adidas AG, at +49 9132 84 2803, Antonia Stolper, a partner at Shearman & Sterling LLP, at 212-848-5009 or Rebecca Hoskins, an associate at Shearman & Sterling LLP, at 212-848-4834.

Very truly yours,
adidas AG

By: ______________________
Name: Frank A. Dassler
Title: Executive Officer

and by: ______________________
Name: Gabriele Dirian
Title: Executive Officer

END